

November 25, 2008

Via Facsimile (650) 473-2601and US Mail

Samuel Zucker, Esq.
O'Melveny & Myers LLP
2765 Sand Hill Road
Menlo Park, California 94025

Re: **Cell Genesys, Inc.**
       Schedule TO-I filed on November 7, 2008
       File No. 5-40835

Dear Mr. Zucker:

We have reviewed the above filings and have the following comments. All defined terms in this letter have the same meaning as in the offer to purchase filed as exhibit 99(A)(1)(I) to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase
General

1. You state in the paragraph at the bottom of page iii, and in Section 18 on page 24 that "We are not making the Offer to, and will not accept any tendered Notes from, Holders in any jurisdiction where it would be illegal to do so." The all-holders provision in Rule 13e-4(f) requires that your tender offer must be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions

outside the United States, your statement that tenders from security holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. Please revise to ensure compliance with Rule 13e-4(f). To the extent that you intended to limit your offer solely in reliance on Rule 13e-4(f)(9)(ii), please clarify that in your response.

2. The price range you have set for the notes allows for a range of offering prices amounting to 25%, which does not appear to comply with the requirement of Rule 14e-1(b) that the offering document clearly set forth the price at which you are willing to purchase the securities. Please revise your offer to limit the range.

Forward looking Statements

3. You refer to the Private Securities Litigation Reform Act of 1995. The safe harbor protections for forward-looking statements contained in the Act do not apply to statements made in connection with a tender offer. See Sec. 21E(b)(2)(C) of the Securities Exchange Act of 1934. Revise your schedule TO to clarify this reference, and do not refer to the Private Securities Litigation Reform Act of 1995 in future filings.

Conditions of the Offer, page 16

4. Your statement that you may assert a condition regardless of the circumstances giving rise to the event or events, including any act or omission to act by the Company, renders the offer illusory. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow the investor to objectively verify that the conditions have been satisfied. With this in mind, amend the first paragraph of this section to exclude actions or omissions to act by the bidder.

5. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

   - Refer to the first sub-bullet in the bullet point "there has occurred any of the following." It may be difficult for shareholders to determine what constitutes "any…limitation on prices for securities on any United States national securities exchange." Revise your disclosure to clarify what change in prices or limit on prices would trigger this condition. Quantify your response if possible.
   - In the third sub-bullet point in that section, it is not clear what would constitute a material change in the United States currency exchange rates

> for this purpose. Revise to let investors know what you mean by a
> material change, and whether you intend to include both positive and
> negative changes in the currency rates.
> • In the sixth sub-bullet point of this section, explain what you mean by
>   "any limitation" imposed by a government or by events generally that
>   "could materially affect the extension of credit…" This condition is
>   particularly problematic given current credit market volatility.

Closing Comments

As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amended filing to expedite our review.
Please furnish a cover letter with your amended filing that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
material information to investors. Since the company and its management are in
possession of all facts relating to the company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in
  the filings;

• staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings;
  and

• the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

If you have any questions please do not hesitate to contact me at (202) 551-3267.

Very truly yours,

Julia E. Griffith
Special Counsel
Office of Mergers
  and Acquisitions